Filed by Sun Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

American Stock Transfer & Trust	Subject Company: Sun Bancorp, Inc. Commission File No.: 0-20957
WHERE TO FORWARD YOUR ELECTION FORM
Company, LLC ELECTION FORM (800) 937-5449 or (718) 921-8124 help@astfinancial.com

The method of delivery of your election form and all other required documents is at the election and risk of the owner. If you elect to send them by mail, it is recommended that you send them by certified or registered mail with return receipt requested. Delivery will be deemed effective only when received by American Stock Transfer & Trust Company, LLC (AST”).

By hand or overnight courier: American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, 6201 – 15th Avenue, Brooklyn, NY 11219
By mail:* American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, NY 10272-2042
* If your chosen delivery method is USPS Priority Mail or USPS Registered Mail, you must utilize the overnight courier address.
COMPANY NAME: SUN BANCORP, INC. (“SUN”)

1 TOTAL NUMBER OF SHARES OF SUN COMMON STOCK (I) OWNED BY YOU OR (II) SUBJECT TO RESTRICTED STOCK AWARDS OR RESTRICTED STOCK UNIT AWARDS OWNED BY YOU (IN AGGREGATE, “SUN SHARES”)
2 ELECTION OPTIONS		(MARK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED OR NO BOX IS CHECKED, YOUR ELECTION FORM WILL BE DEEMED
TO HAVE BEEN IMPROPERLY COMPLETED AND YOUR SUN SHARES WILL BE DEEMED “NON-ELECTION SHARES” UNDER THE MERGER AGREEMENT.)
EXPIRATION: Your Election Form must be received by AST prior to 5:00 p.m. Eastern Time on January 29, 2018 (the “Election Deadline”). You will not receive any consideration in respect of your Sun shares if the closing of the transaction does not occur.
☐	ALL STOCK ELECTION	Exchange each Sun share for a number of shares of OceanFirst Financial Corp. (“OceanFirst”) common stock determined in accordance with, and subject to the terms of, the Merger Agreement
☐	ALL CASH ELECTION	Exchange each Sun share for an amount of cash per share determined in accordance with, and subject to the terms of, the Merger Agreement
☐	COMBINATION ELECTION	Exchange Sun shares for shares of OceanFirst common stock and the remainder for cash, subject to the terms of the Merger Agreement

☐	NO ELECTION	No preference with respect to the receipt of either shares of OceanFirst common stock or cash

Important:

If you do not select an election option or select more than one election option, your Sun shares will be considered “non-election” shares and will be converted into the right to receive the share consideration and/or the cash consideration according to the proration procedures specified in the Merger Agreement. Your election option may be revoked or changed by written notice to AST received at or prior to the Election Deadline. Your election option may not be satisfied in full depending upon the preferences of other Sun shareholders and any adjustments will be made in accordance with the proration and allocation procedures set forth in the Merger Agreement.

MERGER CONSIDERATION ELECTION – FOR MERGER OF SUN AND A MERGER SUBSIDIARY OF OCEANFIRST

INSTRUCTIONS FOR COMPLETING THE ELECTION FORM

IF YOU NOW RESIDE AT A DIFFERENT ADDRESS FROM THE ADDRESS TO WHICH THIS DOCUMENT WAS MAILED, PLEASE FILL OUT BOX 6, AND CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. NO MEDALLION GUARANTEE WILL BE REQUIRED.

1	PLEASE INDICATE IN THIS SECTION THE TOTAL NUMBER OF YOUR SUN SHARES.
2	IN THE BOX MARKED “ELECTION OPTIONS” INDICATE WHETHER YOU WOULD LIKE TO RECEIVE FOR YOUR SUN SHARES ONLY SHARES OF OCEANFIRST COMMON STOCK, ONLY CASH, A COMBINATION OF SHARES OF OCEANFIRST COMMON STOCK AND CASH OR “NO ELECTION”. MARK ONLY ONE SELECTION IN THIS BOX.
3	CERTIFICATION OF YOUR TAX ID NUMBER IS REQUIRED IN ORDER TO PREVENT WITHHOLDING FROM YOUR ENTITLEMENT PROCEEDS. YOU MUST FILL OUT, SIGN AND DATE THIS FORM W-9 (OR SUBMIT AN APPROPRIATE FORM W-8, IF APPLICABLE), OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE RETURNED TO YOU FOR COMPLETION. PROCEEDS WITH RESPECT TO SUN SHARES THAT ARE SUBJECT TO RESTRICTED STOCK AWARDS OR RESTRICTED STOCK UNIT AWARDS MAY BE CONSIDERED COMPENSATION FOR TAX PURPOSES, IN WHICH CASE SUCH PROCEEDS MAY BE SUBJECT TO TAX WITHHOLDING, REGARDLESS OF WHETHER YOU FILL OUT THIS FORM W-9 OR AN APPROPRIATE FORM W-8.
4	THIS SECTION MUST BE SIGNED AND DATED BY ALL REGISTERED OWNERS, OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE RETURNED TO YOU FOR COMPLETION.
5	THIS SECTION SHOULD BE COMPLETED AND SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE ISSUED IN ANOTHER NAME. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).
6	THIS SECTION SHOULD BE COMPLETED OR SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATIVE ADDRESS THAT IS DIFFERENT THAN YOUR ADDRESS IN THE ACCOUNT REGISTRATION SECTION. A MEDALLION SIGNATURE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).

Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections

3 SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION

4     THIS LETTER OF TRANSMITTAL MUST

BE SIGNED BY ALL REGISTERED OWNERS

Each registered owner must sign here exactly as the name(s) appear(s) in the account registration. If all registered owners have signed this Letter of Transmittal, no endorsements of shares or separate stock powers are required.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, it must be so indicated and proper evidence of authority, satisfactory to AST, must be submitted.

THE UNDERSIGNED REPRESENTS THAT I (WE) HAVE FULL AUTHORITY TO SURRENDER WITHOUT RESTRICTION THE SHARE(S) REFERENCED HEREIN.

Signature:______________________________________________

Signature:______________________________________________

        Date: ______________________________________________

Telephone No. (Required): ________________________________

                  E-mail Address: ________________________________

THIS SUBSTITUTE FORM W-9 MUST BE FILLED OUT AND SIGNED

PRINT YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER HERE

        _____  _____  _____  _____  _____  _____   _____  _____  _____

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number; (2) I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am not subject to backup withholding; and (3) I am a U.S. Person (or a U.S. resident alien), as defined in the instructions to Form W-9 (available on request).

Certification Instructions - You must cross out Item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

Signature: ______________________________________________________ Date: _________________

NOTE: Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Exchange/Paying Agent that a foreign individual qualifies as an exempt recipient, such stockholder(s) must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status, on the appropriate and properly completed Form W-8, or successor form. Such statements can be obtained from the Exchange/Paying Agent.

IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER, WRITE “APPLIED FOR”

IN THE SUBSTITUTE FORM W-9 ABOVE, AND COMPLETE AND SIGN BOTH THIS

CERTIFICATION AND THE SUBSTITUTE FORM W-9.

If a taxpayer identification number has not been issued to me, either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a percentage (currently 28 percent) of all reportable cash payments made to me will be withheld until I provide a number and such retained amounts will be remitted to the Internal Revenue Service as backup withholding.

Signature: ______________________________________________________ Date: _________________

5 SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS
6 SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if issuance/payment is to be made in a name other than that shown in the Account Registration section on the reverse side of this form. Please note: a Form W-9 or appropriate Form W-8, as applicable, must also be completed for the person receiving the issuance/payment. You may obtain such forms by contacting the agent at the number listed on the reverse side.

If you have completed this section, your signature on this Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.

ISSUE TO:

NAME:

ADDRESS:

___________________________________________________

___________________________________________________

SOCIAL SECURITY OR TAXPAYER ID NUMBER OF RECIPIENT:

To be completed ONLY if delivery is to be made to someone other than the registered holder(s), or to such registered holder(s) at an address other than that shown on the reverse side.

If you have completed this section, your signature on this Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.

MAIL TO:

NAME:

ADDRESS:

___________________________________________________

___________________________________________________

PLEASE CHECK THIS BOX IF THIS IS A  ☐

PERMANENT CHANGE OF ADDRESS

All questions as to the validity, form and eligibility of any surrender of presentation will be determined by AST or OceanFirst and such determination shall be final and binding. AST or OceanFirst reserves the right to waive any irregularities or defects in the presentation. A valid election will not be deemed to have been made until all irregularities have been cured or waived.

If your Sun shares are registered in different names, a separate Election Form must be submitted for each registration. Additional Election Forms can be obtained by accessing or by contacting AST at the number listed on the reverse side.

If payment for securities is to be made to any person other than the registered holder(s), or if Sun shares are registered in the name of any person other than the person(s) signing the Election Form, any stock transfer taxes payable as a result of the transfer to such person (whether imposed on the registered holder(s) or such person) shall be paid prior to the submission of this Election Form. AST reserves the right to deduct the amount of such taxes from the payment, if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

If the Election Form is signed by a person other than the registered owner (e.g., where the shares have been assigned), the Election Form must be accompanied by a stock power guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.

Sun shares that are not subject to restricted stock or restricted stock unit awards. (i) You will be treated as having surrendered, in exchange for the total cash consideration, if any, to be paid to you, the number of Sun shares as to which you have a right to receive cash consideration; and (ii) for purposes of clause (i), the Sun shares surrendered by you in exchange for such cash consideration will be deemed to be: (A) first, of those shares held by you for more than one year before the transaction within the meaning of Section 1223 of the Internal Revenue Code, if any, those shares with the highest federal income tax basis, in descending order until such shares are exhausted or the cash consideration for you is fully paid, then (B) of all other of your shares, those shares with the highest federal income tax basis, in descending order until the cash consideration for you is fully paid.

Sun shares that are subject to restricted stock or restricted stock unit awards. Proceeds with respect to Sun shares that are subject to restricted stock awards or restricted stock unit awards may be considered compensation for tax purposes, in which case such proceeds may be subject to tax withholding, regardless of whether you fill out this Form W-9 or an appropriate Form W-8.

[E02146-TBD]

Additional Information:

In connection with the Transaction, OceanFirst has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-220235), as amended by that certain No. 1 to Form S-4, that includes the Joint Proxy Statement/Prospectus, as well as other relevant documents concerning the Transaction. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about OceanFirst and Sun, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sun by accessing Sun’s website at www.sunnationalbank.com under the tab “Investor Relations”, then under the heading “Filings” and then under the heading “SEC Documents.”